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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                ANNUAL REPORT ON

                                    FORM 11-K

                   For the fiscal year ended December 31, 1999

                         COMMISSION FILE NUMBER 0-18287

                                 ---------------

                          ORBITAL SCIENCES CORPORATION
               (Exact name of registrant as specified in charter)

                              DELAWARE                                                 06-1209561
                 (State of Incorporation of Registrant)                         (I.R.S. Employer I.D. No.)

                            21700 ATLANTIC BOULEVARD
                             DULLES, VIRGINIA 20166
                    (Address of principal executive offices)

                                 (703) 406-5000
                         (Registrant's telephone number)

                    MAGELLAN SYSTEMS' RETIREMENT SAVINGS PLAN

 ------------------------------------------------------------------------------
                            (Full Title of the Plans)

===============================================================================

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Magellan Systems' Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Magellan Systems' Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia
June 28, 2000

                    MAGELLAN SYSTEMS' RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                         December 31,
                                                                         ------------
                                                                  1999                  1998
                                                                  ----                  ----
Assets:

Investments (see note 4)                                     $ 21,285,189           $ 7,813,326

Contributions receivable:
    Participant                                                    50,110                32,728
    Company                                                        23,083                28,736
                                                             ------------           -----------

           Total assets                                        21,358,382             7,874,790
                                                             ------------           -----------

    Net assets available for benefits                        $ 21,358,382           $ 7,874,790
                                                             ============           ===========




                See accompanying notes to financial statements.

                    MAGELLAN SYSTEMS' RETIREMENT SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                 Year Ended
                                                                 December 31,
                                                                     1999
                                                                     ----
Additions to net assets attributable to:
     Investment income
         Net appreciation in fair value of investments        $      3,073,206
         Interest and dividends                                        198,039
                                                              ----------------

     Total investment income                                         3,271,245

     Contributions
         Employee                                                    2,342,520
         Company                                                       829,087
                                                              ----------------

Total additions                                                      6,442,852
                                                              ----------------

Deductions from net assets attributable to:
     Benefits paid to participants                                   2,213,945
     Administrative expenses                                             4,592
                                                              ----------------

Total deductions                                                     2,218,537
                                                              ----------------

Net increase prior to transfer                                       4,224,315

Transfers to the Plan                                                9,259,277
                                                              ----------------

Net increase in net assets available for benefits                   13,483,592

Net assets available for benefits, beginning of year                 7,874,790
                                                              ----------------

Net assets available for benefits, end of year                $      21,358,382
                                                              =================


                See accompanying notes to financial statements.

                    MAGELLAN SYSTEMS' RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL

The following description of the Magellan Systems' Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On December 31, 1997, Magellan Corporation merged with Ashtech Inc, ("Ashtech"), with Magellan Corporation (the "Company") being the surviving entity. Effective January 1, 1999, the Ashtech, Inc. 401(k) Plan was merged with and into the Plan. The transfer of assets was completed in April 1999. The Plan is a defined contribution plan, which provides for voluntary participation by eligible employees of the Company. The Plan incorporates a salary reduction feature under
Section 401(k) of the Internal Revenue Code (the "Code"). The Company is a majority owned subsidiary of Orbital Sciences Corporation ("Orbital" or the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY

An employee of the Company who has attained at least 21 years of age and is scheduled to work 1,000 hours during a consecutive 12-month period, or is not so scheduled but in fact completes a year of service for participation, is an eligible employee.

CONTRIBUTIONS

Participants may elect to contribute up to 15 percent of their pre-tax compensation to the Plan, subject to certain annual limitations under the Plan and the Code. Effective January 1, 1999, the Company matches 100 percent of participant contributions up to the first 4 percent of the participant's pre-tax compensation. Prior to January 1, 1999, the Company matched 150 percent of participant contributions up to the first 2 percent of the participant's pre-tax compensation, and 50 percent of participant contributions up to the next 2 percent of the participant's pre-tax compensation. In addition, the Company may elect, at the discretion of Orbital's Board of Directors, to make additional discretionary contributions based on performance of the Company and availability of funds. For the year ended December 31, 1999, the Company made no additional contributions to the Plan. Effective January 1, 1999, participants are permitted to invest all or a portion of their contributions in the Orbital Sciences Corporation Common Stock Account. Also, effective January 1, 1999, participants are permitted to make employee contributions to the Plan on an after-tax basis.

The Plan allows participants to make rollover contributions from other tax qualified plans.

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


Rollover contributions are included in the accompanying financial statements as a component of employee contributions.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contributions, transfers, and rollovers, and applicable Company matching contributions and an allocation of discretionary contributions and investment income earnings. Allocations are based on participant contributions, earnings, or account balances, as applicable and as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account at the date of separation.

VESTING

Participants are immediately vested in their voluntary contributions and rollovers plus actual earnings thereon. The Company's matching and discretionary contributions, plus earnings thereon, vest over a period of three years at the rate of 33 1/3 percent per year of service (1,000 hours) or immediately upon death or long-term disability.

FORFEITURES

Forfeitures by terminated employees of non-vested Company contributions are held in a separate account and are used to offset either future Company contributions or administrative expenses of the Plan.

PAYMENT OF BENEFITS

Participants may withdraw their vested account balances in a lump sum, annual installments, or a combination of both, upon attaining age 59 1/2 or upon retirement at age 65 or after death, long-term disability or qualified financial hardship, as defined in the Plan document. Participants may also withdraw their vested account balances while still in the service of the Company or upon termination of employment with the Company, subject to certain restrictions.

TERMINATION OF PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PARTICIPANT LOANS

Participants may borrow the lesser of $50,000 or 50 percent of their vested balance, minus the participant's highest outstanding loan balance in the past twelve months, from their respective participant accounts. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. The loans are made using an interest-rate


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commensurate with local prevailing rates as determined by the Plan
Administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS

The Plan's investments are carried at fair market value, except for the CIGNA Guaranteed Long-Term Account, which is valued at contract value. As discussed in
Note 5, due to the periodic rate reset process, the CIGNA Guaranteed Long-Term Account contract value approximates fair value. Quoted market prices as of December 31, 1999 and 1998 are used to value investments. Participant loans receivable are carried at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

BENEFIT PAYMENTS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

The Plan document provides that administrative expenses may be paid by either the Plan or the Company. For the year ended December 31, 1999, certain administrative services, such as audit and legal fees and Plan management costs, were provided by the Company and the Plan Administrator at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Such estimates include those regarding fair value. Actual results could differ from those estimates.

NOTE 3 - FEDERAL INCOME TAXES

The Plan is intended to be qualified under Section 401(a) of the Code and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable tax determination letter dated June 5, 1995. The Plan has been amended since receiving the last determination letter. However, the Plan Administrator believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Code, and


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


therefore, believes that the Plan remains qualified. Therefore, no provision for income taxes has been included in the accompanying financial statements.

NOTE 4 - INVESTMENTS

The following investments represent five percent or more of the Plan's total net assets available for benefits at December 31, 1999 and 1998:

                                                           1999              1998
                                                           ----              ----

CIGNA Guaranteed Long-term Account                    $  3,113,805    $    930,105
Fidelity Advisor Growth Opportunities Fund Account       3,605,095       2,573,865
Fidelity Equity - Income II Fund Account                 1,480,388         727,710
Vanguard Growth and Income Fund Account                  4,210,604       1,701,336
Janus Worldwide Fund Account                             3,097,371         520,159
Vanguard Wellington Fund Account                         1,366,835         338,525
PBHG Growth Fund Account                                 1,445,309         108,337
Warburg Pincus Emerging Growth Fund Account              1,324,636         165,177

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,073,206 as follows:

               Pooled separate accounts        $ 3,406,389
               Common stock                       (333,183)
                                               ------------
                      Total                    $ 3,073,206
                                               ============


NOTE 5 - DEPOSIT WITH INSURANCE COMPANY

The Plan participates in a contract via an investment in the CIGNA Guaranteed Long-Term Account. For the Plan's investment in the CIGNA Guaranteed Long-Term Account, the Plan was credited with interest at the rate specified in the contract, which was 6.15% and 6.35% for the years ended December 31, 1999 and 1998, respectively. The guaranteed rate of return is stated semi-annually and is guaranteed against change for a six-month period. The interest rate was 6.15% and 6.45% at June 30, 1999 and 1998, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan's investments are held by CIGNA in pooled separate accounts, which invest in various mutual funds, and in Orbital Sciences Corporation Common Stock. For the year ended December 31, 1999 participants could allocate contributions to various investment alternatives, including Orbital Sciences Corporation Common Stock. In 1998, participants were allowed to invest their contributions in all investment options, with the exception of the Orbital Services Corporation Common Stock Account, Rockwell Common Stock Account, or Meritor Common Stock Account. As of December 31, 1999 all investments in the Rockwell Common Stock Account and the Meritor Common Stock Account were liquidated.

Orbital, as plan administrator, is also a related party. Investments include shares of Orbital Sciences Corporation Common Stock. Purchases of $731,935 and sales of $131,756 of Orbital Sciences Corporation Common Stock were made during 1999. The share price of Orbital Sciences Corporation common stock at December 31, 1999 and 1998 was $18.56 and $44.00, respectively

                                                         ADDITIONAL INFORMATION
                                                                     SCHEDULE I

                    MAGELLAN SYSTEMS' RETIREMENT SAVINGS PLAN
             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END
                            OF YEAR DECEMBER 31, 1999

                                                                                                                    Current
        Identity of Issue                       Asset Description             Units               Cost               Value
        -----------------                       -----------------             -----               ----               -----

Connecticut General Life Insurance Company
   Retirement & Investment Services*

   CIGNA Guaranteed Long-Term Account           Investment Contract         88,981.19205     $   3,113,805      $   3,113,805

   Vanguard Wellington Fund Account             Pooled Separate Account     31,358.25649         1,294,798          1,366,835

   Fidelity Equity - Income II Fund Account     Pooled Separate Account     32,737.66371         1,287,015          1,480,388

   Vanguard Growth and Income Fund
   Account                                      Pooled Separate Account     76,462.13447         3,006,540          4,210,604

   Fidelity Advisor Growth Opportunities
   Fund Account                                 Pooled Separate Account     44,585.16339         2,828,847          3,605,095

   PBHG Growth Fund Account                     Pooled Separate Account     29,405.50381           879,499          1,445,309

   Warburg Pincus Advisor Emerging Growth
    Fund Account                                Pooled Separate Account     19,351.96447           915,639          1,324,636

   Janus Worldwide Fund Account                 Pooled Separate Account     34,615.77154         2,024,018          3,097,371

   CIGNA Small Company Stock - Value I
    Fund Account                                Pooled Separate Account      8,302.34936            87,610             93,981

   Warburg Pincus Advisor International
    Equity Fund Account                         Pooled Separate Account     11,269.26537           277,853            412,925

   Orbital Sciences Corporation*                Common Stock                34,843.01215           789,554            648,217

   Various Plan Participants *                  Participant Loans**                                   -               486,023
                                                                                                                -------------


                                                                                                                $ 21, 285,189
                                                                                                                =============

* Denotes a party-in-interest

** Interest rates ranging from 7.75% to 10.5% and maturity dates ranging from 2/15/2000 to 8/24/2009.

                                    SIGNATURE

        Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             ORBITAL SCIENCES CORPORATION, Plan Administrator for the Magellan Systems' Retirement Savings Plan

Dated: June 28, 2000         By:    /s/ JEFFREY V. PIRONE
                                    ------------------------------
                                    Jeffrey V. Pirone
                                    Executive Vice President and Chief
                                    Financial Officer

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                                  EXHIBIT INDEX

Exhibit 23     Consent of PricewaterhouseCoopers LLP (transmitted herewith)


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